                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        Date of Report: November 3, 1998


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes       [ ]    No         [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            82-       N.A.

                                BAAN COMPANY N.V.
                                    FORM 6-K


      The Registrant has been advised that Vanenburg Ventures (previously named Baan Investment B.V.) has reduced its ownership of the Registrant's Common Shares from 75,577,960 shares, as reported in the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 1997 ("Form 20-F"), to approximately 58,000,000 shares. The shares currently owned by Vanenburg Ventures represent approximately 30% of the Registrant's outstanding Common Shares, down from 38.66% as reported in the Form 20-F. Vanenburg Ventures has reported that this reduction was due to the recent sales of pledged shares by lenders to reduce the principal balance of loans made by the lenders to Vanenburg Ventures that were secured by such shares. The Registrant was not a party to, or otherwise involved in, such loan transactions.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BAAN COMPANY N.V.

                                By:   /s/ ROBERT GOUDIE
                                      ------------------------------------------
                                      Robert Goudie
                                      Senior Vice President, General Counsel and
                                      Secretary to the Board of Directors
Date:  November 3, 1998


                                       -3-